SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of October 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ______________

Availability of a securities note supplement to

the prospectus approved by the AMF under

visa no.17-551 on October 13th, 2017

Paris, France – October 17, 2017

CGG announces that, today, the Autorité des marchés financiers granted visa no.17-559 to the securities note supplement (the “Securities Note Supplement”) to the prospectus (in the French language) approved by the AMF under visa no.17-551 on October 13th, 2017, in connection with certain issuances provided for under the draft safeguard plan and the Chapter 11 plan in the context of the financial restructuring plan of CGG. The Securities Note Supplement supplements the prospectus and shall be read in conjunction with it.

This Securities Note Supplement describes the undertaking of Bpifrance Participations to vote in favor of the resolutions required to implement the financial restructuring plan, as well as the related undertakings made by the Company and certain of its creditors in the context of the safeguard proceedings.

The prospectus comprises the CGG registration document (document de référence), filed with the AMF on May 1, 2017 under number D.17-0486, the update of the Company’s registration document filed with the AMF on October 13, 2017 under number D.17-0486-A01, the securities note approved by the AMF on October 13, 2017 under visa no.17-551, the securities note supplement dated October 17th, 2017 approved by the AMF under visa no.17-559, and a summary of the prospectus (included in the securities note).

Copies of the prospectus can be obtained free of charge from the registered office of CGG, Tour Maine Montparnasse, 33 Avenue du Maine – 75015 Paris, the Company’s website (www.cgg.com) and the AMF website (www.amf-france.org).

Appendix: supplement to the summary of the prospectus

The press release shall not constitute an offer to sell or the solicitation of an offer to buy securities. There will not be any sale of these securities in any such state or country in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or country.

The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) and may not be offered and sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

SUPPLEMENT TO THE SUMMARY OF THE PROSPECTUS

The information contained in the summary of the Prospectus remains unchanged, except for paragraph B.4a of this summary, which is modified and must be read as follows:

B.4a	Main recent trends with effects on the issuer and its lines of business

Financial restructuring

Discussions with the stakeholders

[Text unchanged, subject to the following addition]

It is specified that the US Court has, on October 16, 2017, entered an order confirming the Chapter 11 plan.

Undertakings of the Company and certain of its creditors in the framework of the safeguard proceedings

(i)     Undertakings of the Company

Bpifrance Participations (which held, as of September 30, 2017, 9.35% of the share capital and 10.90% of the voting rights of the Company) has undertaken to vote in favor of the resolutions required to implement the Financial Restructuring Plan at the general meeting of shareholders convened on October 31, 2017, in light of the following undertakings made by the Company on October 16, 2017:

•    absence of any form of disposal of its significant assets until December 31, 2019, unless with the prior authorization of the Commercial Court of Paris;

•    confirmation that the business plan does not provide for any form of disposal of significant assets held in France or abroad, including by its direct or indirect subsidiaries; should such disposals be likely to result in a substantial change to the means or goals of the draft safeguard plan, the Company would have to request the prior authorization from the Commercial Court of Paris; the Company will keep the necessary flexibility to take an active part, as the case may be, in the potential consolidation or other form of evolution that may occur in the seismic acquisition market;

•    absence of any social or industrial restructuring contemplated in France; more precisely, unless otherwise authorized by the Commercial Court of Paris, no implementation of any redundancy plan of the Company in France until December 31, 2019, and maintaining of the decision centers currently located in France for the Company and the French law subsidiaries it controls, including the Company’s registered office until December 31, 2022; and

•    absence of any measure to oppose the governance undertakings made by the Signatory Creditors (as defined below) and discussed hereafter, and participation of Bpifrance Participations in the discussions that will take place notably with the Signatory Creditors with respect to the new composition of the Company’s board of directors.

The Company will request that the Commercial Court of Paris acknowledge the aforementioned undertakings in its ruling sanctioning the safeguard plan.

(ii)    Undertakings of certain Senior Notes holders creditors

Each of (i) Attestor Capital LLP[1], (ii) Boussard & Gavaudan Asset Management LP2, and (iii) DNCA Finance, Oralie Patrimoine and DNCA Invest SICAV[3] (each, a « Signatory Creditor ») agreed, on October 16, 2017, upon request from the Direction Générale des Entreprises, to have the Commercial Court of Paris acknowledge, in its ruling sanctioning the safeguard plan, the undertakings below to:

•    have Bpifrance Participations involved in the discussions that will be notably held with each of the Signatory Creditors regarding the Company’s board of directors’ new composition, in accordance with the provisions of the Lock-up Agreement entered into by the Company on June 13, 2017;

•    vote, during the first ordinary shareholders’ meeting of the Company that will occur after the closing of the financial restructuring, in favor of the designation as director of candidates which will have been agreed between the Company’s current board of directors and the relevant Signatory Creditor in the context of the above referred process;

•    absence of representation of a Signatory Creditor (including its affiliates or related persons) on the Company’s board of directors, unless it (i) holds 10% or more of the Company’s share capital or (ii) demonstrates the existence of fiduciary duties (including the duties of the relevant funds’ management companies to manage the money entrusted to them by investors in the best interest of such investors);

•    vote in favor of any draft resolutions and, if necessary, submit any draft resolutions to the shareholders’ meeting in order to maintain the Company’s board of directors composed of 60% of independent directors and that such composition of the board continues to reflect, in accordance with the current situation, the diversity of geographical origins of the members of the board of directors, while complying with the Company’s registered office location;

•    vote in favor of any draft resolutions and, if necessary, submit any draft resolutions to the shareholders’ meeting in order to ensure that the Company’s articles of association provide that any chief executive officer (directeur général) succeeding, as the case may be, the current chief executive officer (directeur général), will have his main place of residence located in France.

The above mentioned undertakings of each of the Signatory Creditors will become effective when all the transactions provided by the safeguard plan are completed (with the exception of the first undertaking which shall take effect as from countersignature of the letter by the Signatory Creditors). The undertakings will remain valid until December 31, 2019, subject to the corresponding Signatory Creditor remaining a shareholder of the Company.

The trustee in charge of overseeing the implementation of the plan (commissaire à l’exécution du plan) will issue a yearly report on the compliance with the undertakings of the Signatory Creditors and the Company described above, in accordance with applicable laws and regulations.

Each of the Signatory Creditors declared that it does not act in concert with any other Signatory Creditor, with Bpifrance Participations, or with any other third party.

[1]	Attestor Capital LLP and the funds, entities or accounts managed or advised directly or indirectly by it or its affiliates, hold Senior Notes for a total amount of $118,918,787 and do not hold any share or Convertible Bonds of the Company.
[2]	Boussard & Gavaudan Asset Management LP and the funds, entities or accounts managed or advised directly or indirectly by it or its affiliates, hold Senior Notes for a total amount of $173,971,173 and Convertible Bonds for a total amount of €23,314,383. However, they do not hold any share of the Company.
[3]	DNCA Finance, Oralie Patrimoine and DNCA Invest SICAV, and the funds, entities or accounts managed or advised directly or indirectly by it or its affiliates, hold (i) approximately 5.5% of the total amount in principal of the Senior Notes, (ii) approximately 20.7% of the total amount in principal of the Convertible Bonds, and (iii) approximately 7.9% of the share capital of the Company.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 17th, 2017	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer